

Mail Stop 3561

October 3, 2017

Greggory H. Kalvin
Interim Chief Financial Officer
Dine Equity, Inc.
450 North Brand Boulevard
Glendale, CA 91203

> **Re: DineEquity, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Response Dated September 27, 2017**
> **File No. 001-15283**

Dear Mr. Kalvin:

We have reviewed your September 27, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2017 letter.

Notes to the Consolidated Financial Statements

Note 17. Segment Reporting, page 85

1. We note from your response to our prior comment 2 that you identify Applebee's and IHOP as separate operating segments but believe aggregation of these two segments is appropriate under the guidance in ASC 280. Your consideration of the criteria that they are economically similar includes the fact that Applebee's gross margin in 2016 was 95.8% and IHOP's gross margin was 98.1%, however, based on your disclosures on page 38 within MD&A, it appears that Applebee's segment profit for 2016 was 94.6% and IHOP's segment profit was 87.4%. Please clarify these differences. We further note that in looking at 2014 and 2015, it appears that Applebee's segment profit has declined, while IHOP's segment profit has increased. In light of the fact that we believe historical periods, as well as future projections should be taken into

account in determining whether two segments are economically similar, please provide us segment profit data for the five years prior to 2016, as well as your future projections.

We note also in your response that key performance indicators reviewed by management are changes in same-restaurant sales and net franchise restaurant development. However, we note from your disclosure on page 30 that these amounts do not appear similar for the two brands. Please explain to us how you consider these measures in your evaluation of whether the two operating segments are economically similar. As part of your response, please provide us historical and projected data for each of these measures as they relate to the Applebee's and IHOP restaurant concepts.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure